B.A.T Capital Corporation

103 Foulk Road

Suite 120

Wilmington, Delaware 19803

U.S.A.

+1 (302) 691 6323

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

October 18, 2018

B.A.T Capital Corporation

Registration Statement on Form F-4

File No. 333-227658

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), B.A.T Capital Corporation, British American Tobacco p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and Reynolds American Inc. (the “Registrants”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on October 22, 2018, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Alyssa K. Caples, Esq., at +44 (0)20 7453 1090 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely, B.A.T CAPITAL CORPORATION

By	/s/ N. Wadey
Name:	N. Wadey
Title:	Director and Vice President

BRITISH AMERICAN TOBACCO P.L.C.

By	/s/ J.B. Stevens
Name:	J.B. Stevens
Title:	Director

BRITISH AMERICAN TOBACCO HOLDINGS (THE NETHERLANDS) B.V.

By	/s/ M. Wiechers
Name:	M. Wiechers
Title:	Director

By	/s/ J. Bollen
Name:	J. Bollen
Title:	Director

B.A.T. NETHERLANDS FINANCE B.V.

By	/s/ M. Wiechers
Name:	M. Wiechers
Title:	Director

By	/s/ J. Bollen
Name:	J. Bollen
Title:	Director

B.A.T. INTERNATIONAL FINANCE P.L.C.

By	/s/ R. Casey
Name:	R. Casey
Title:	Director

REYNOLDS AMERICAN INC.

By	/s/ C. E. Tsipis
Name:	C. E. Tsipis
Title:	Vice President, Assistant General Counsel - Corporate and Secretary